Exhibit 4.14

SIDE LETTER

To:         KROLL AGENCY SERVICES LIMITED
The News Building
Level 6, 3 London Bridge Street,
London, England
(the "Facility Agent")

4 November 2022

Dear Sirs

We refer to the facility agreement dated 15 July 2020, as amended and supplemented by a deed of release, accession and amendment dated 1 July 2022 and as further amended and restated by an amendment and restatement agreement dated 28 July 2022 (together, the "Facility Agreement") made between (i) Sea Glorius Shipping Co. as Borrower, (ii) United Maritime Corporation as Guarantor, (iii) the financial institutions listed in part B of schedule 1 thereto as lenders (the "Lenders"), (iv) yourselves as the Facility Agent and (v) Kroll Trustee Services Limited as security agent (the "Security Agent"), pursuant to which it was originally agreed that the Lenders would make available to the Borrower and Sea Genius Shipping Co. as joint and several borrowers, a senior secured term loan facility of (originally) up to $22,500,000.

Words and expressions defined in the Facility Agreement shall have the same meanings when used herein.  This Letter is a Finance Document.

We hereby confirm that pursuant to clause 7.3 (Voluntary prepayment of Loan) of the Facility Agreement, the Borrower will prepay the aggregate amount of $2,000,000 in the manner set out below:

(i)
an amount of $1,000,000 on 8 November 2022 upon the delivery of m.t. "Parosea" (IMO number 9297371) to her new owners, as evidenced by the relevant protocol of delivery and acceptance (the "First Prepayment Amount"); and

(ii)
the remaining amount of $1,000,000 on 14 November 2022 upon the delivery of m.t. "Bluesea" (IMO number 9297357) to her new owners, as evidenced by the relevant protocol of delivery and acceptance (the "Second Prepayment Amount" and together with the First Prepayment Amount, the "Prepayment Amount"), or, in each case, on any other date as may be agreed between the Borrower and the Lenders.

Notwithstanding clause 7.3 (Voluntary prepayment of Loan) of the Facility Agreement pursuant to which any partial prepayment made under such clause shall reduce the Repayment Instalments pro rata by the amount prepaid, the parties have agreed that the Prepayment Amount shall be applied against the Loan as follows:

(a)	the First Prepayment Amount shall be applied against the Balloon; and

(b)	the Second Prepayment Amount shall be applied equally against the first and the second Repayment Instalments, respectively, reducing each such Repayment Instalment to $500,000.

This letter may be executed in any number of counterparts, and this has the same effect as if the signatures on the counterparts were on a single copy of this letter.

This letter and any non-contractual obligations arising out of or in connection with it shall be governed by, and construed in accordance with, English law.

Yours faithfully

/s/ Stavros Gyftakis
Name:
Title: Director
for and on behalf of
UNITED MARITIME CORPORATION
as Guarantor

/s/ Stavros Gyftakis
Name:
Title: Director
for and on behalf of
SEA GLORIUS SHIPPING CO.
as Borrower

Accepted and Agreed

/s/ STEFANOS-MAX KONSTANTINIDIS
Name:
Title: Attorney-in-fact
for and on behalf of
KROLL AGENCY SERVICES LIMITED
as Facility Agent
(on behalf of all Finance Parties)
Dated: 4 November 2022